EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Three Months Ended		Six Months Ended
	July 2, 2010	July 3, 2009	July 2, 2010	July 3, 2009
Computation of Earnings:
Income before income taxes	$472	$408	$612	$494
Add:
Interest expense	127	134	260	289
Amortization of capitalized interest	—	—	1	1
Amortization of debt premium/discount and expenses	5	12	9	16
Interest portion of rent expense	18	18	37	36

Earnings as adjusted	$622	$572	$919	$836

Computation of Fixed Charges:
Interest expense	$127	$134	$260	$289
Capitalized interest	—	—	1	—
Amortization of debt premium/discount and expenses	4	12	8	16
Interest portion of rent expense	18	18	37	36

Fixed charges	$149	$164	$306	$341

Ratio of Earnings to Fixed Charges (A)	4.17	3.50	3.01	2.45

(A)	Ratios were calculated prior to rounding to millions.